ICA REPORTS FOURTH QUARTER 2006 RESULTS


     Mexico City, February 27, 2007. Empresas ICA, S.A.B. de C.V. (BMV and NYSE:
ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the fourth quarter and full year 2006.

     As previously announced, ICA consolidated the statement of income of the Central North Airport Group (OMA) in the Airports sub-segment, effective January 1, 2006. In addition, ICA adopted the proportionate gross consolidation method of accounting for those subsidiaries and joint ventures where there is shared control. The accounts are consolidated line-by-line in proportion to ICA's ownership. The change in accounting method affects the consolidation of the financial statements of the Spanish subsidiaries that make up Rodio and the joint venture with Mexican homebuilder GEO in the Housing segment. In accordance with financial information norms in Mexico, financial statements for previous periods have not been restated; prior period results have been restated for the effects of inflation in constant pesos of December 31, 2006.

ICA noted the following highlights:


     o Total revenues for the fourth quarter of 2006 were Ps. 5,870 million, an increase of Ps. 460 million, or 9 percent, as compared to Ps. 5,410 million in the fourth quarter of 2005.

     o Operating income for the fourth quarter of 2006 was Ps. 508 million, an increase of Ps. 195 million, or 62 percent, as compared to Ps. 313 million in the same period of 2005. The operating margin in the fourth quarter of 2006 was 9 percent, as compared to 6 percent in the fourth quarter of 2005.

     o As a result of the periodic review that management carries out in relation to the costs and revenues to complete the El Cajon Hydroelectric Project in Nayarit, the expected margin for the project has been adjusted to a 5 percent operating margin, resulting in an operating loss of Ps. 97 million in the quarter. As of December 31, 2006, the estimated value of the contract increased to US$856 million.

     o During the fourth quarter of 2006, Industrial Construction cancelled provisions related to projects of Ps. 193 million, which are no longer required.

     o Net income of majority interest in the fourth quarter of 2006 was Ps. 291 million, an increase of 23 percent from the fourth quarter of 2005, equivalent to Ps. 0.72 per share and US$0.80 per ADS. Full year net income of majority interest was Ps. 645 million, an increase of 23 percent from the 2005 level, equivalent to Ps. 1.60 per share and US$1.78 per ADS. o New construction contracts awarded during the fourth quarter of 2006 were Ps. 3,085 million, compared to construction revenues of Ps. 4,761 million. ICA's construction backlog at the end of the fourth quarter of 2006 decreased Ps. 1,676 million with respect to September 30th 2006. As of December 31, 2006 construction backlog was Ps. 9,256 million, equivalent to 6 months of work based on fourth quarter construction revenues. Taking into account the volume of the construction business that the Public-Private Partnership (PPP) projects provide, the total volume of construction work contracted was Ps. 10,631 million, equivalent to 7 months work based on fourth quarter construction revenues.

     o ICA's total debt as of December 31, 2006 was Ps. 13,475 million, an increase of Ps. 2,500 million, as compared to Ps. 10,976 million in the prior year period. Excluding the El Cajon hydroelectric project, total debt increased Ps. 1,738 million. The increase in debt other than for the El Cajon hydroelectric project principally reflects debt incurred to finance the Irapuato-La Piedad highway PPP, working capital loans to finance the construction of Mexico City Airport's Terminal II, bridge loans to finance the construction of entry level housing, and a loan to finance the OMA share purchase. The increases in these debts were offset in part by the payment of working capital loans related to the Package II of the Minatitlan refinery reconfiguration project, as well as the effect of the proportional consolidation of Rodio.


FOURTH QUARTER 2006 CONSOLIDATED RESULTS


     ICA's consolidated results for the fourth quarter 2006 are presented with and without the effect of the consolidation of the results of operations of Airports, which was effective as of January 1, 2006.

                                                                                              ICA w/o
(Ps. million)                                       4Q2005   4Q2006  Change (%)   Airports    Airports
----------------------------------------------------------------------------------------------------------
Revenues .........................................   5,410    5,870         9       415         5,455
Operating income .................................     313      508        62       121           387
Operating margin .................................       5.8%     8.7%     --        29%            7.1%
EBITDA ...........................................     518      785        52       220           565
EBITDA margin ....................................      10%      13%       --        53%           10%
Net income of majority interest ..................     223      291        31        35           291
Earnings per share (Ps.) .........................       0.55     0.72
Weighted average shares outstanding (million) * ..     402.66   405.05
----------------------------------------------------------------------------------------------------------

     EBITDA represents earnings before other income, integral financing cost, taxes and statutory profit sharing, minority interest, and depreciation and amortization expenses. EBITDA is defined and is not a recognized measure of financial performance or an indicator of free cash flow generation under accounting principles generally accepted in Mexico (Mexican GAAP) or the U.S. (U.S. GAAP). However, ICA's management believes that EBITDA provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define EBITDA differently.

     * Fourth quarter 2005 shares are adjusted for the 1:6 reverse split of December 13, 2005.



     ICA recognized fourth quarter 2006 revenues of Ps. 5,870 million, an increase of Ps. 460 million, or 9 percent, as compared to Ps. 5,410 million during the fourth quarter of 2005. The El Cajon hydroelectric project accounted for 7 percent of total revenues, and Package II of the Minatitlan refinery reconfiguration project accounted for 17 percent of total revenues. During the fourth quarter of 2006, revenues in Mexico represented 88 percent of the total. Revenues denominated in foreign currency, principally U.S. dollars, were 29 percent of the total. Airports accounted for Ps. 415 million, or 7 percent, of total revenues. The increase in revenues was due to increases in Civil Construction, Housing, and Infrastructure revenues, which were offset by reductions in revenues from Industrial Construction and from Rodio.

     Cost of sales was Ps. 5,029 million, as compared to Ps. 4,722 million during the same period of 2005. Cost of sales was 86 percent of revenues in the first quarter of 2006, as compared to 87 percent in the fourth quarter of 2005.

     General and administrative expenses in the fourth quarter of 2006 totaled Ps. 332 million, a 11 percent decrease compared to Ps. 374 million in the fourth quarter of 2005. General and administrative expenses decreased to 6 percent of revenues in the fourth quarter of 2006, as compared to 7 percent in the same period of 2005.

     Operating income during the fourth quarter of 2006 was Ps. 508 million, an increase of Ps. 195 million, or 62%, as compared to Ps. 313 million recorded during the same period of 2005. The contribution of the Airports sub-segment to operating income was Ps. 121 million, and the contribution of the Housing sub-segment was Ps. 79 million. These were partially offset by a reduction in the operating income of the Civil Construction, as a result of the adjustment in the operating margin of the El Cajon Hydroelectric Project, of Rodio, as a result of proportional consolidation.

     EBITDA generated in the fourth quarter of 2006 was Ps. 785 million, equivalent to a 13 percent margin, as compared to Ps. 518 million in EBITDA generated in the fourth quarter of 2005, equivalent to a 10 percent margin. The Airports sub-segment generated EBITDA of Ps. 220 million, or 28 percent of total EBITDA in the fourth quarter of 2006, which together with Housing offset the decrease in the Construction segment.

     The Company's accounting policies for financed public works, in which contract revenues include both revenue from the execution of the work and for financing, provide that financial costs of these projects be recognized in cost of sales. As a result, financial costs for the El Cajon hydroelectric project are included in cost of sales. Adjusted EBITDA adds back net interest expense included in cost of sales to EBITDA. In the fourth quarter of 2006, Adjusted EBITDA was Ps. 893 million compared to Ps. 627 million during the fourth quarter of 2005. EBITDA and Adjusted EBITDA should not be considered as indicators of financial performance or free cash flow under Mexican or U.S. GAAP. However, ICA's management believes that they provide useful measures of its own performance that are widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define similarly titled concepts differently.


   (Ps. million)                                            4Q2005    4Q2006
-----------------------------------------------------------------------------
Net income of majority interest .....................         223         291
 Plus:  minority  interest, affiliate earnings,
  taxes,  and other income, net .....................         107         122
Plus: integral financing cost .......................          17          95
Plus: depreciation and amortization .................         204         276
                                                              ---         ---
EBITDA ..............................................         518         785
Plus: net financial costs included in cost of sales .         110         108
                                                              ---         ---
Adjusted EBITDA .....................................         627         893
-----------------------------------------------------------------------------

     EBITDA and Adjusted EBITDA are not measures of financial performance or indicators of free cash flow generation under Mexican or U.S. GAAP. Other companies may define similarly titled concepts differently.

     The integral financing cost in the fourth quarter of 2006 was Ps. 95 million, compared to Ps. 17 million recorded in the fourth quarter of 2005. Financing costs increased to Ps. 303 million in the fourth quarter of 2006 compared to Ps. 97 million in the same period of 2005. The increase is the result of the inclusion in financing costs of interest expenses of Ps. 130 million related to the El Cajon Hydroelectric Project that are in excess of the amounts authorized under the project contract and a higher level of debt, with an increased proportion of peso denominated debt.

     Financial income during the quarter was Ps. 153 million, a Ps. 18 million increase as compared to Ps. 134 million in the fourth quarter of 2005. The exchange gain in the fourth quarter of 2006 was Ps. 9 million, compared to a Ps. 11 million loss in the same period of last year. The exchange gain was the result of the appreciation of the peso during the quarter, as compared to depreciation in the prior year period.


(Ps. million)                                4Q2005        4Q2006
-------------------------------------------------------------------
Financial Costs                                  97           303
Financial Income                               (134)         (153)
Exchange (Gain) Loss                             11            (9)
Monetary (Gain) Loss                              9           (46)
-------------------------------------------------------------------
Integral Financing Cost (Gain)                  (17)           95


     The weighted average interest rate on total debt was 12.7 percent, a 7.8 percent increase during the fourth quarter of 2006, including Ps. 414 million in interest expense on financed public works. The increase in the weighted average interest rate was the result of the additional financing costs discussed above. The calculation for the weighted average interest rate is as follows:


(Ps. million)                                                 4Q2005    4Q2006
--------------------------------------------------------------------------------
Interest Expense included in Integral Financing Cost ...         97       303
Interest Expense included in cost of sales .............        106       111
Total Interest Expense .................................        203       414
Average Debt Outstanding ...............................     10,384    13,059
--------------------------------------------------------------------------------
Weighted Average Interest Rate .........................          7.8%     12.7%
--------------------------------------------------------------------------------

     The tax provision in the fourth quarter of 2006 was Ps. 114 million, of which Ps. 65 million was current income tax, Ps. 9 million was deferred taxes, and Ps. 58 million was employees' statutory profit sharing. Airports accounted for Ps. 57 million of the total. The effective tax rate, which takes into account both deferred and current income taxes, was 12 percent in the fourth quarter of 2006.

     ICA recognized Ps. 15 million from its share in the earnings of unconsolidated affiliates during the fourth quarter of 2006, which included Proactiva Medio Ambiente Mexico, the Los Portales real estate project in Peru, and the Altiplano highway concession in Mexico, among others.

     Net income of majority interest was Ps. 291 million in the fourth quarter of 2006, or Ps. 0.72 per share (US$ 0.80 per ADS) based on 405.05 million weighted average shares outstanding, compared to net income of majority interest of Ps. 223 million recorded in the fourth quarter of 2005, or Ps. 0.55 per share (US$ 0.62 per ADS), based on a weighted average of 402.66 million shares outstanding. Airports accounted for Ps. 35 million of net income of majority interest in the fourth quarter of 2006.

SEGMENT RESULTS

CONSTRUCTION

                                          Civil                        Industrial
---------------------------------------------------------------------------------------------
Quarter                        IV-05     IV-06      % var     IV-05     IV-06     % var
---------------------------------------------------------------------------------------------
Revenues ..................    2,382     2,609        10      2,125     1,803       (15)
Operating Income ..........      207        54       (74)       148       222        50
Depreciation & Amortization      122       113        (7)        24        14       (43)
EBITDA ....................      330       167       (49)       173       236        37
Operating Margin ..........        9%        2%        7%        12%
EBITDA Margin .............       14%        6%        8%        13%        2%        4%
Total Assets ..............   12,622    15,697        24      3,810     3,677        (3)
Debt ......................    6,408     7,681        20        223      --         228
Stockholders Equity .......    2,740     3,927        43        800     1,052        31
CAPEX .....................       63        70        10         87         3       (96)




                                           Rodio *                Total Construction
----------------------------------------------------------------------------------------------
Quarter                         IV-05     IV-06     % var     IV-05      IV-06     % var
----------------------------------------------------------------------------------------------
Revenues ..................      529        349        (34)    5,037     4,761        (5)
Operating Income ..........       (8)         8        n.s       348       283       (19)
Depreciation & Amortization       16          6        (63)      162       133       (18)
EBITDA ....................        8         13         67       510       416       (18)
Operating Margin ..........                            -1%         2%        7%        6%
EBITDA Margin .............       10%         9%
Total Assets ..............    1,952      1,164        (40)   18,383    20,539        12
Debt ......................       95        (58)     6,859     7,776        13
Stockholders Equity .......      487        280        (43)    4,028     5,259        31
CAPEX .....................       20         25         25       170        98       (42)


As of January 1st, 2006 Rodio consolidates line to line under proportional consolidation of 50%.



     Total construction revenues decreased 5 percent. During the fourth quarter of 2006, Civil Construction revenues increased 10 percent, Industrial Construction revenues decreased 15 percent, and Rodio revenues decreased 34 percent. The operating margin from all construction activities decreased to 6 percent during the fourth quarter of 2006, as compared to 7 percent during the same quarter of 2005, principally as a result of the adjustments on the estimated costs to complete the El Cajon Hydroelectric Project, which were partially compensated by the cancellation of provisions in Industrial Construction and the improvement in the profitability of Rodio projects. Fourth quarter 2006 EBITDA of the Construction Segment was Ps. 416 million, with an EBITDA margin of 9 percent.

     Civil Construction revenues resulted principally from work on Terminal II of Mexico International Airport, the El Cajon Hydroelectric Project in Nayarit, and the Cachamay stadium in Venezuela. The Civil Construction operating margin was 2 percent in the fourth quarter of 2006, compared to 9 percent in the 2005 period. The reduction is the result of a reduction in the estimated operating margin of the El Cajon Hydroelectric Project to 5 percent from 6 percent, as discussed below. Civil construction projects other than the El Cajon Hydroelectric Project generated operating income of Ps. 156 million, equivalent to a 7 percent operating margin.

     Civil Construction EBITDA was Ps. 167 million, a reduction of 49 percent compared to Ps. 330 million in the fourth quarter of 2005. The reduction is a result of the adjustment in costs and revenues to complete the El Cajon Hydroelectric Project. The El Cajon hydroelectric project contribution to EBITDA was Ps. (14) million, as compared to Ps.151 million of EBITDA in the fourth quarter of 2005. During the fourth quarter of 2006, ICA negotiated prices for the additional work on the Mexico City Airport Terminal II, the Tejocotal-Nuevo Nexaca highway, and the San Cristobal bridge projects.

     Industrial Construction revenues decreased 15 percent as a result of completion of certain projects, including the construction of storage tanks for the liquefied gas terminal in Altamira and the cryogenic plants for Pemex. The projects that contributed most to revenues in the fourth quarter of 2006 were Package II of the Minatitlan refinery reconfiguration, which accounted for 17 percent of total revenues, the lightweight platforms for Pemex, a PET plant in Altamira, and the Chicontepec oil field project in Veracruz. The Industrial Construction operating margin 12 percent of revenues, compared to 7 percent during the same period of 2005. The increase is a result of the cancellation of provisions of Ps. 193 million which are no longer necessary.

     Industrial Construction EBITDA was Ps. 236 million in the fourth quarter of 2006, an increase of 37 percent compared to Ps. 173 million during the same quarter of 2005.

     Effective January 1, 2006, Rodio is proportionally consolidated line-by-line based on ICA's 50 percent ownership. It should be noted that Rodio's total results improved substantially between 2005 and 2006, despite the fact that its contribution to ICA's results, due to the line-by-line 50 percent consolidation, affects the comparison and shows reductions in revenues and operating income.

     Rodio contributed revenues of Ps. 349 million, a reduction of 34 percent compared to Ps. 529 million in the fourth quarter of 2005. Rodio's operating margin for the fourth quarter of 2006 was 2 percent. Rodio's most important projects are the subsoil work on the M-30 highway in Madrid, works for the metro system in Portugal, and the development of shopping centers for the El Corte Ingles department stores and the Hipercor shopping center in Spain.

     Rodio generated EBITDA of Ps. 13 million, an increase of 67 percent compared to Ps. 8 million during the same quarter of 2005.

El Cajon Hydroelectric Project


     The following table summarizes the main financial accounts of the El Cajon hydroelectric project, which is included in Civil Construction:


(Ps. Million)                           4Q05      1Q06      2Q06       3Q06     4Q06
-------------------------------------------------------------------------------------
Income Statement:
Revenue ...........................    1,156       668       534        31       385
Operating Income ..................       69        40        32         2       -97
Operating Margin ..................        6%        6%        6%        6%     -25%

Balance Sheet
------------------------------------------------------------------------------------
   Total Assets ...................    9,060     9,713    10,384    10,294    10,008
       Cash and Cash Equivalents ..      584       518       364       364       378
       Accounts Receivabel ........        6     5,912     6,415     6,122     9,212
       Other Current Assets .......       27        36        27        25        14
     Total Current Assets .........      866     6,764     7,083     7,122     9,877
     Long Term Assets .............    7,867     2,695     3,141     3,045        88
       Long Term Accounts Recivable    7,867     2,695     3,141     3,045        88
   Total Liabilities ..............    8,184     8,662     9,032     8,603     8,292
     Current Liabilities ..........      951     5,284     5,731     5,639     5,711
     Long Term Liabilities ........    6,709     2,936     3,009     2,773     2,489
     Other Liabilities ............      524       442       292       189        89
   Equity .........................      876     1,050     1,351     1,691     1,716
------------------------------------------------------------------------------------


     During the fourth quarter the estimated operating profitability for the El Cajon hydroelectric project was reduced from 6 percent to 5 percent, as a result of a new estimate of the revenues and costs to completion. This reduction resulted in an operating loss during the quarter of Ps. 97 million. The total value of the project increased to US$856 million as December 31, 2006. As a result of negotiations, the parties have agreed to submit to an independent expert claims for those unit prices or work volumes for which the parties have not yet reached an agreement; these claims total US$37 million.

     Inventories include Ps. 114 million corresponding to change orders undertaken at the direction of the client, but for which negotiations regarding volumes and prices have not yet taken place; these are recorded at cost.

     As of December 31, 2006, the project has used US$667 million, or 98 percent, of the syndicated loan and the 144A bond, which total US$682.4 million, long term financing for the project. In addition required additional equity to cover additional costs. The resources for this was provided by a US$60 million loan which has as its source of repayment cash flows from the El Cajon hydroelectric project.

     Total liabilities for the El Cajon hydroelectric project increased to Ps. 8,292 million as of December 31, 2006, of which 69 percent was short term and 31 percent long term.

Housing

                                         Housing
----------------------------------------------------------------
Quarter                           IV-05        IV-06     % var
------------------------------   ------       ------    --------
Revenues .....................     300           585         95
Operating Income .............      24            79        224
Depreciation & Amortization ..      12             3        (79)
Net Income ...................      14            74        434
EBITDA .......................      37            82        122
Operating Margin .............       8%           14%         -
EBITDA Margin ................      12%           14%         -
Total Assets .................   1,133         2,325        105
Debt .........................     129           278        116
Stockholders' Equity .........     834         1,448         74
CAPEX ........................      13             3        (78)
----------------------------------------------------------------

     The Housing segment sold 2,266 units during the fourth quarter of 2006, compared to 1,049 units in the fourth quarter of 2005. The increase is a result of seven new projects, with an average of 1,000 units in each project; the relatively larger size of the new projects contributes to higher profitability.

     Revenues for the fourth quarter of 2006 were Ps. 585 million, a 95 percent increase compared to Ps. 300 million in the same period of 2005. The increase in sales reflects an increase of units sold and a higher average unit price. The operating margin in the fourth quarter of 2006 was 14 percent, compared to 8 percent in the same quarter of 2005. Of the units sold, 60 percent were traditional housing (vivienda tradicional), and 40 percent were entry level housing (vivienda de bajos ingresos).

     Housing EBITDA during the fourth quarter of 2006 was Ps. 82 million, an increase of 122 percent compared to Ps. 37 million during the same quarter of 2005, as a result of the economies of scale and of the higher profitability of current projects as compared to projects developed during the same period of 2005.



Infrastructure

                                                          Infraestructure
-----------------------------------------------------------------------------------------------------------
                                          Airports         Other Consessions          Total Infraestructure
------------------------------------------------------ -------------------------- -------------------------
Quarter                         4Q2005   4Q2006  % Chg   4Q2005  4Q2006    % Chg   4Q2005     4Q2006  % Chg
------------------------------------------------------ -------------------------- -------------------------
Revenues ..................        --      415               94     116      24       94      531      467
Operating Income ..........        --      121               16      34     116       16      155      n.s
Depreciation & Amortization        --       99               27      39      45       27      138      411
EBITDA ....................        --      220               43      73      71       43      293      588
Operating Margin ..........        --       29%              17%     29%      0       17%      29%      75
EBITDA Margin .............        --       53%              45%     63%      0       45%      55%      21
Total Assets ..............     8,360    8,993            4,791   4,804       0    13,151  13,797        5
Debt ......................     1,393    1,996            2,594     2,837     9     3,988   4,832       21
Stockholders' Equity ......     6,105    6,074            1,976     1,778   (10)    8,081   7,852       (3)
CAPEX .....................      --        190              461       120   (74)      461     310      (33)
-----------------------------------------------------------------------------------------------------------


     The Infrastructure segment includes the results of operations of Airports and other ICA concessions. Revenues were Ps. 531 million in the fourth quarter of 2006, as compared to Ps. 94 million in the same quarter of 2005, an increase of Ps. 438 million. Airports contributed Ps. 415 million in revenues during the fourth quarter of 2006. Fourth quarter 2006 operating income was Ps. 138 million, principally as a result the Ps. 121 million contribution of Airports.

     Revenues of the Airports sub-segment, which includes the operations of OMA, Aeroinvest, and Servicios de Tecnologia Aeroportuaria (SETA), were Ps. 415 million, with operating income of Ps. 121 million and a 29 percent operating margin. The segment generated EBITDA of Ps. 220 million, with an EBITDA margin of 53 percent. During the fourth quarter of 2006, 3.1 million terminal passengers were served in the 13 airports, as compared to the 2.6 million in the same period of 2005, an increase of 15.5 percent. Passengers on domestic flights accounted for 81 percent of the passenger total, and passengers on international flights accounted for 19 percent. Domestic passengers increased 21.5 percent and international passengers decreased 5 percent as compared to the fourth quarter of 2005. The Monterrey International Airport accounted for 45 percent of total passenger traffic.

     On November 30, 2006, the low cost carrier VivaAerobus, based at Monterrey Airport, began operations. VivaAerobus opened 9 routes, of which five go to other OMA airports.

     Under Mexican law and the terms of the airport concessions, airport revenues derived from aeronautical activities (e.g., passenger charges, landing fees, aircraft parking charges) are subject to rate regulation, while other revenues (consisting principally of revenue from commercial activities such as the leasing of space in the airports to merchants and freight services) are not subject to rate regulation.

     Regulated Airports revenues during the fourth quarter of 2006 were Ps. 341 million, or 82 percent of the total. Non-regulated revenues were Ps. 74 million, or 18 percent of the total.

     The Other Concessions sub-segment includes the Corredor Sur in Panama, the Acapulco Tunnel, the waste water treatment plant in Ciudad Acuna, Coahuila, and the Irapuato-La Piedad and Queretaro Irapuato highways, which are operated under the PPP mechanism. The two PPPs are not currently operating.

     The Corredor Sur's average traffic volume in the fourth quarter of 2006 increased 32 percent to 70,116 vehicles per day, compared to 53,206 in the same quarter of 2005. Corredor Sur's revenues were Ps. 66 million, an increase of 30 percent, as compared to Ps. 51 million in the same period of 2005.

     The Acapulco Tunnel's daily average traffic volume increased to 10,939 vehicles in the fourth quarter of 2006, compared to 8,694 in the same quarter of 2005. The Acapulco Tunnel's revenues were Ps. 34 million in the fourth quarter of 2006, an increase of 26 percent as compared to Ps. 27 million in the same quarter of 2005.

     Modernization work on the Irapuato - La Piedad highway PPP advanced in the fourth quarter of 2006, with total investment through December 31, 2006 of Ps. 472 million. The transfer of resources to the concessionaire has been made in the form of a capital contribution and a Ps. 580 million project finance term loan. As of quarter end, Ps. 356 million of this loan had been drawn. The costs of renovating and widening the highway are recorded as an investment in concessions.


JANUARY - DECEMBER 2006 CONSOLIDATED RESULTS

                                       Twelve months ended December 31,           Airports
------------------------------------------------------------------------------------------------------
(Ps. million)                         2005         2006    Change (%)      Airports   ICA w/o Airports
-----------------------------------------------------------------------   ----------------------------
 Revenues ......................     19,231       21,396        11         1,626         19,770
 Operating income ..............      1,102        1,618        47           603          1,015
 Operating margin ..............          5.7%         7.6%                   37.1%           5.1%
 EBITDA ........................      1,865        2,467        32           885          1,582
  EBITDA margin ................         10%          12%                     54.4%           8.0%
Net income of majority
  interest .....................         524         645        23           127            518
Earnings per share (Ps.) .......           1.51        1.60      6
------------------------------------------------------------------------------------------------------


     * Nine month 2005 shares outstanding are adjusted for the 1:6 reverse split of December, 2005.



     ICA recorded revenues of Ps. 21,396 million in 2006, an increase of 11 percent compared to Ps 19,231 million in 2005. Of the Ps. 2,164 million increase, Airports accounted for Ps. 1,626 million.

     Operating income was Ps. 1,618 million in 2006, as compared to Ps. 1,102 million in 2005, an increase of Ps. 515 million, or 47 percent. The contribution of the Airports sub-segment to operating income was Ps. 603 million.

     EBITDA generated in 2006 was Ps. 2,467 million, equivalent to an 12 percent margin, an increase of Ps. 601 million as compared to Ps. 1,865 million in EBITDA generated in 2005. The contribution of the Airports sub-segment to EBITDA was Ps. 885 million.

     Full year 2006, Adjusted EBITDA was Ps. 2,940 million, as compared to Ps. 2,264 million for 2005, an increase of Ps. 675 million, or 30 percent. A reconciliation of EBITDA and Adjusted EBITDA to net income of majority interest is shown in the following table:


                                                             Twelve months ended
                                                                    December 31,
                                                           ---------------------
(Ps. million)                                                  2005         2006
--------------------------------------------------------------------------------
Net income of majority interest ....................            524          645
Plus:  minority interest, affiliate earnings, taxes,
 and other income, net .............................            461          782
Plus: integral financing cost ......................            117          188
Plus: depreciation and amortization ................            763          849
                                                          ----------------------
EBITDA .............................................          1,865        2,467
Plus: net financial costs included in cost of sales             399          473
                                                          ----------------------
Adjusted EBITDA ....................................          2,264        2,940
--------------------------------------------------------------------------------


     EBITDA and Adjusted EBITDA are not measures of financial performance or indicators of free cash flow generation under Mexican or U.S. GAAP. Other companies may define similarly titled concepts differently.



     For 2006, the provision for income tax and employees' statutory profit sharing was Ps. 523 million, of which Ps. 231 million was current income tax, Ps. 62 million was deferred taxes, Ps. 89 million was employees' statutory profit sharing, and Ps. 141 million was employees' statutory profit sharing. The effective income tax rate for the nine months of 2006 was 26 percent.

     Net income of majority interest was Ps. 645 million in 2006, an increase of Ps. 121 million, or 23 percent, as compared to Ps. 524 million in 2005. This is equivalent to Ps. 1.60 per share (US$ 1. 78 per ADS), based on 404.18 million weighted average shares outstanding, as compared to Ps. 1.51 per share (US$ 1.69 per ADS), based on 347.13 million weighted average shares outstanding in 2005. Airports accounted for Ps. 127 million of net income of majority interest in 2006.


CONSTRUCTION BACKLOG

     During the fourth quarter of 2006, ICA had new contract awards and net contract additions of Ps. 3,085 million. New projects included: the Federal Palace of Justice in Culiacan, work on lines 2, 4, and 5 of Mexico City's Metro, and the offshore housing module for PEMEX.

     As of December 31, 2006, construction backlog was Ps. 9,256 million, a decrease of Ps. 1,676 million, or 15 percent, compared to construction backlog as of September 30, 2006, and was the equivalent of 6 months of work at fourth quarter 2006 levels. The construction backlog includes the effect of the proportional consolidation of Rodio.

     The work to be performed in concessioned projects, which is not included in construction backlog, was Ps. 1,375 million in 2006. The combination of the construction backlog and the work to be performed in concessioned projects generates the total volume of construction work.


                                                                         Months Construction
                                                         Ps. million         Equivalent*
------------------------------------------------------ --------------    -------------------
Balance, June 30, 2006 ............................           10,932              7
    New contracts and net contract additions ......            3,085              2
    Work executed .................................            4,761              3
------------------------------------------------------ --------------    -------------------
Balance, December 31, 2006 ........................            9,256              6
Work to be performed in concessioned projects .....            1,375              1
------------------------------------------------------ --------------    -------------------
Total volume of construction work .................           10,631              7
------------------------------------------------------ --------------    -------------------

* Months of work based on the volume of work executed in the fourth quarter of 2006.



     At the end of the fourth quarter of 2006, projects in Mexico represented
93.2 percent of total backlog, while projects abroad represented 6.8 percent. Of the total, 83 percent was for public sector clients, and 13.9 percent was for private sector clients.


BALANCE SHEET

     The main accounts of ICA's consolidated balance sheet are shown in the following table.

                                                IV-05      IV-06         % Chg
--------------------------------------------------------------------------------
Assets
Cash and Cash Equivalents ..........            6,545      5,108           (22)
Trade and Contract Receivables .....            3,686     14,672            298
Inventories ........................            1,296      1,656             28
Other Receivables ..................              714      1,024             43
Other Current Assets                              257        926             261
                                             -----------------------------------
   Total Current Assets ...........            12,498      23,386             87
Long Term Assets ..................            16,485       9,254           (44)
    Total .........................            32,362      36,206             12
                                             -----------------------------------

Liabilities and Stockholders' Equity
Accounts Payable ..................             2,486       2,695              8
Current Debt ......................               539       6,202          1,052
Other Current Liabilities .........             4,576       4,967              9
                                             -----------------------------------
    Total Current Liabilities .....             7,601      13,863             82
                                             -----------------------------------
Total Liabilities .................            18,956      22,114             17
Stockholders' Equity ..............            13,405      14,092              5
                                             -----------------------------------
    Total .........................            32,362      36,206             12

     ICA had total assets of Ps. 36,206 million at the close of the fourth quarter of 2006, an increase of Ps. 3,844 million, or 12 percent, as compared to Ps. 32,362 million at the end of 2005. The increase is a result of the combined effect of client advances, higher levels of business activity, and advances in the execution of the El Cajon hydroelectric project. At December 31, 2006, ICA had total cash and cash equivalents of Ps. 5,108 million, a decrease of 22 percent as compared to Ps. 6,545 million at the end of 2005. At December 31, 2006, 78 percent of cash and cash equivalents were in the following subsidiaries: 36 percent in Airports, 27 percent in ICA Fluor, 7 percent in the El Cajon hydroelectric project, 6 percent in the reserves established to secure the Acapulco Tunnel and Corredor Sur financings, and 2 percent in Rodio. This cash generally cannot be used by ICA in accordance with the subsidiaries' bylaws or the governing agreements. The remaining 22 percent, or Ps. 1,124 million, was held at the parent company or other operating subsidiaries. Of total cash as of December 31, 2006, 36 percent represented client advances. In addition, Ps. 926 million was paid to strategic suppliers in order to lock-in the price of raw materials and supplies, reducing cash.

     In the fourth quarter of 2006, short-term accounts receivable increased by Ps. 10,986 million, an increase of 298 percent as compared to Ps. 3,686 million in the same period of 2005. This is principally the effect of the reclassification to short-term of Ps. 9,212 million in certifications for completed work on the El Cajon hydroelectric project. Excluding the reclassification for the El Cajon hydroelectric project, accounts receivable were Ps. 5,460 million, an increase of 48 percent, as compared to the same quarter of 2005. This increase was due principally to an increase in accounts receivable of Civil Construction, Industrial Construction, and Housing, related to projects under construction. In the Civil Construction Segment accounts receivable related to the Mexico City Airport Terminal II were Ps. 1,420 million. Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, require financing, since the contracts do not provide for client advances. The main projects that meet these characteristics were in Industrial Construction. The total of such receivables was Ps. 1,072 million, of which Ps. 708 million is for Package II of the Minatitlan refinery reconfiguration project and Ps. 365 million is for the Chicontepec oil field project.

     At December 31, 2006, inventories were Ps. 1,656 million, an increase Ps. 359 million compared to the prior year period. Housing inventories accounted for Ps. 239 million of the increase, as a result of a higher level of activity, and Ps. 114 million of the increase is work in process for client change orders resulting from the unit prices at the El Cajon hydroelectric project. The price and volume for the latter will be negotiated with the client.

     Of the total of Ps. 9,254 million in long term assets at December 31, 2006, accounts and documents receivable were Ps. 387 million a reduction of $7,838 as a result of the reclassification of the certification of El Cajon hydroelectric project to the short term. Investment in concessions represents 86% of total long term assets.

     Total liabilities increased Ps. 3,158 million to Ps. 22,114 million in the fourth quarter of 2006, as compared to Ps. 18,956 million in the same quarter of 2005. The increase is a result of the increase in debt described below.

     Shareholders' equity increased by Ps. 687 million to Ps. 14,092 million in the fourth quarter of 2006, as compared to Ps. 13,405 million in the fourth quarter of 2005. The balance of the increase in shareholders' equity reflects cumulative net income during 2006, which was partially offset by the reduction in net income resulting from the proportional consolidation of Rodio.


Debt

     Total debt at December 31, 2006 increased Ps. 2,500 million to Ps. 13,475 million, as compared to Ps. 10,976 million in the same quarter of 2005. Excluding the El Cajon hydroelectric project, total debt increased Ps. 1,738 million. The increase in debt reflects financing for the Irapuato-La Piedad highway PPP, working capital loans to finance the construction of the Mexico City Airport Terminal II, bridge loans to finance the construction of entry level housing, and a loan to finance the OMA share purchase. These increases in debt were offset in part by the effect of the proportional consolidation of Rodio.

(Ps. Million)                                  4Q2005           4Q2006
------------------------------------------------------------------------
Short Term Debt .......................            539           6,202
Long Term Debt ........................         10,437           7,274
Total Debt ............................         10,976          13,475
                                                ------          -------
                                                 6,545           5,108
Total Cash and cash equivalents .......          4,431           8,367
                                                ------           -----
Total Net Debt ........................          6,408           7,170
El Cajon Project Debt .................            584             378
El Cajon Cash and cash equivalents ....          5,824           6,792
                                                ------          ------
Net Debt, El Cajon ....................         -1,393           1,575
Net Debt (Net Cash), excluding El Cajon            539           6,202


     Net debt excluding the El Cajon hydroelectric project was Ps. 1,575 million, compared to net cash of Ps. 1,393 million at the close of the fourth quarter of 2005.

     Based on the source of repayment, Ps. 11,922 million, or 89 percent of ICA's total debt, corresponds to projects, and Ps. 1,553 million, or 12 percent, is operating company debt. ICA had no parent company debt outstanding at December 31, 2006. The distribution of debt is shown in the following table:




(Ps. Million) 4Q2006 % Total
----------------------------------------------------------------------
Operating Company ...................            1,553          12%
Project .............................            4,164          31%
El Cajon hydroelectric project ......            7,759          58%
----------------------------------------------------------------------
Total ...............................           13,475         100%


     As a result of the reclassification to short term of debt related to the El Cajon hydroelectric project, 46 percent of ICA's total debt matures in less than one year as of December 31, 2006. Most short term debt is related to the El Cajon hydroelectric project, and the resources for payment are expected to come from the client's payment upon delivery of the first unit. Eighty-one percent of total debt is denominated in foreign currency, principally dollars, and 38 percent is securities debt.

Liquidity and Financial Ratios


                                   4Q2005      4Q2006
---------------------------------------------------------
Current Ratio                        1.64        1.69
Interest Coverage Ratio
(Adjusted EBITDA/net interest)       8.63        3.46
Leverage (Total Debt/Equity)         0.82        0.96


     The current ratio as of the end of the fourth quarter of 2006 increased to
1.69 compared to 1.64 at the end of fourth quarter 2005. The increase was principally the result of the reclassification to the short term of the certifications at El Cajon hydroelectric project, partially offset by the projects conclusion and suppliers payment related, that reduced cash, as well as the payment in advance to strategic suppliers in order to secure materials prices, as well as the proportional consolidation in Rodio. A portion of ICA's cash and cash equivalents has been pledged to obtain letters of credit required by clients to secure project advances and performance on various projects.

     The interest coverage ratio (Adjusted EBITDA/net interest expense, including interest included in cost of sales) was 3.46 in the fourth quarter of 2006, compared to 8.63 in the same period of the prior year, after adding back net financing costs included in cost of sales to both EBITDA and net interest expense. The decrease in the coverage ratio is a result of the increase in debt. The leverage ratio (total debt/equity) was 0.96 as of December 31, 2006, as compared to 0.82 at the end of 2005.

Subsequent Events

     - In January, ICA announced the signing of a US$276 million contract for the engineering, procurement and construction of two modular cryogenic plants for PEMEX Gas and Basic Petrochemicals, which will be developed by ICA Fluor together with Linde Process Plants Inc. This contract represents an increase in the backlog of 2 months of work at fourth quarter 2006 levels.

     - Also in January, ICA announced the signing of an agreement to acquire 39 percent of the shares of the environmental services company Proactiva Medio Ambiente Mexico (PMA Mexico). The shares were acquired from Proactiva Medio Ambiente (Proactiva), ICA's partner in PMA Mexico. Once the transaction is concluded, which must be notified to the Federal Competition Commission, ICA will hold 49 percent of the capital and Proactiva will hold 51 percent of PMA Mexico.


CAPEX and Divestments


     Capital expenditures, including investments in fixed assets and deferred expenditures, totaled Ps. 439 million in the fourth quarter of 2006, as compared to Ps. 665 million in the same quarter of 2005. The principal investments during the fourth quarter of 2006 were the acquisition of strategic machinery, the investment in temporary Terminal C at the Monterrey Airport, and the investment in the Iriapuato-La Piedad and Queretaro-Irapuato PPP projects.


     The financial information in this release is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in constant Mexican pesos (Ps.) of December 31, 2006 purchasing power. The exchange rate used for the conversion of amounts at December 31, 2006 was Ps. 10.7505 per U.S. dollar.

     This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

     Empresas ICA was founded in 1947. ICA's principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.